Exhibit 99.4

2020

Annual Report to Shareholders

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") of Gold Reserve Inc. and its subsidiaries (collectively "Gold Reserve", the "Company", "we", "us", or "our") is intended to assist in understanding and assessing our results of operations and financial condition and should be read in conjunction with the audited consolidated financial statements as at and for the years ended December 31, 2020 and 2019, the related notes contained therein as well as the 2019 MD&A. This MD&A has been approved by our Board of Directors (the "Board") and is dated April 8, 2021. Additional information relating to Gold Reserve, including its Annual Information Form and Form 40-F, is available under the Company's profiles on SEDAR at www.sedar.com and at www.sec.gov/edgar, respectively.

CURRENCY

Unless otherwise indicated, all references to "$", "U.S. $" or "U.S. dollars" in this MD&A refer to U.S. dollars and references to "Cdn$" or "Canadian dollars" refer to Canadian dollars. The 12-month average rate of exchange for one Canadian dollar, expressed in U.S. dollars, for each of the last two calendar years equaled 0.7455 and 0.7537, respectively, and the exchange rate at the end of each such period equaled 0.7841 and 0.7715, respectively.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

The information presented or incorporated by reference in this MD&A contains both historical information and "forward-looking statements" (within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act) or "forward-looking information" (within the meaning of applicable Canadian securities laws) (collectively referred to herein as "forward-looking statements") that may state our intentions, hopes, beliefs, expectations or predictions for the future.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause our actual financial results, performance or achievements to be materially different from those expressed or implied herein, many of which are outside our control.

Forward-looking statements involve risks and uncertainties, as well as assumptions, including those set out herein, that may never materialize, prove incorrect or materialize other than as currently contemplated which could cause our results to differ materially from those expressed or implied by such forward-looking statements. The words "believe," "anticipate," "expect," "intend," "estimate," "plan," "may," "could" and other similar expressions that are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements, although not all forward-looking statements contain these words. Any such forward-looking statements are not intended to provide any assurances as to future results.

Numerous factors could cause actual results to differ materially from those described in the forward-looking statements, including, without limitation:

●	risks associated with the substantial concentration of our activities and assets in the Bolivarian Republic of Venezuela ("Venezuela") which are and will continue to be subject to risks specific to Venezuela, including the effects of political, economic and social developments, social instability and unrest; international response to Venezuelan domestic and international policies; Sanctions by the U.S. or Canadian governments or other jurisdictions and potential invalidation, confiscation, expropriation or rescission of governmental orders, permits, agreements or property rights either by the existing or a future administration or power, de jure or de facto;

●        risks associated with sanctions imposed by the U.S. and Canadian governments targeting Venezuela (the "Sanctions"):

1

-	Sanctions imposed by the U.S. government generally block all property of the government of Venezuela and prohibit the Company and its directors, management and employees (who are considered U.S. Persons as defined by U.S. Sanction statutes) from dealing with the Venezuelan government and/or state-owned/controlled entities, entering into certain transactions or dealing with Specially Designated Nationals ("SDNs") and target corruption in, among other identified sectors, the gold sector of the Venezuelan economy,
-	Sanctions imposed by the Canadian government include asset freezes and prohibitions on dealings, by Canadian entities and/or citizens as well as other individuals in Canada, with certain named Venezuelan officials under the Special Economic Measures (Venezuela) Regulations of the Special Economic Measures Act and the Justice for Victims of Corrupt Foreign Officials Regulations of the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law),
-	Sanctions have adversely impacted our ability to collect the remaining funds owed by Venezuela and our ability to finance, develop and operate the Siembra Minera Project, which is expected to continue for an indeterminate period of time;

●        risks that U.S. and Canadian government agencies that enforce Sanctions may not issue licenses that the Company may request in the future to engage in certain Venezuela-related transactions;

●        risks associated with the continued failure by Venezuela to honor its remaining commitments under the Settlement Agreement (as defined herein). As of the date of this report, Venezuela still owes the Company an estimated $900 million (including interest of approximately $122 million) related to the original settlement obligation of approximately $1.032 billion, which was payable in a series of monthly payments ending on or before June 15, 2019 (the "Settlement Agreement");

●        risks associated with our ability to resume our efforts to enforce and collect the September 2014 arbitral award granted pursuant to the Additional Facility Rules of the International Centre for the Settlement of Investment Disputes (the "Award"), including the associated costs of enforcement and collection efforts and the timing and success of that effort, if Venezuela ultimately fails to honor its commitments pursuant to the Settlement Agreement, it is terminated and further efforts related to executing the Settlement Agreement are abandoned;

●	risks associated with the announced phase out of the LIBOR in December 2021 and our ability, if and when it is possible to engage with the Venezuelan government, to either agree with Venezuela on a new interest benchmark or, alternatively, petition the court responsible for the enforcement of our Award judgement to rule on a new benchmark;

●        risks associated with Venezuela's failure to honor its remaining commitments associated with the formation and operation of Empresa Mixta Ecosocialista Seimbra Minera, S.A. ("Siembra Minera") (a company formed to develop the Siembra Minera Project (as defined herein) which is comprised of certain gold, copper, silver and other strategic mineral rights located in Bolivar State, Venezuela);

●        risks associated with the ability of the Company and Venezuela to (i) successfully overcome legal or regulatory obstacles to operate Siembra Minera for the purpose of developing the Siembra Minera Project, (ii) complete any additional definitive documentation and finalize remaining governmental approvals and (iii) obtain financing to fund the capital costs of the Siembra Minera Project;

●        risks associated with filing a claim, if warranted, for damages against Venezuela in the event they breach the terms of the underlying agreements governing the formation of Siembra Minera and the future development of the Siembra Minera Project (as defined herein). The cost of prosecuting such a claim over a number of years could be substantial, and there is no assurance that we would be successful in our claim or, if successful, could collect any compensation from the Venezuelan government. If we are unable to prevail, in the event we filed a claim against the Venezuelan government related to our stake in the Siembra Minera Project or were unable to collect compensation in respect of our claim, the Company would be adversely affected;

2

●	risks associated with the existence of "dual" governments in Venezuela as a result of certain non-Venezuelan countries (including the United States and Canada) recognizing a presidency and government led by Juan Guaidó, instead of Nicolás Maduro, including associated challenges as to governing and decision-making authority related thereto, and the U.S. government's previous indictment of Venezuelan President Nicolás Maduro and a number of key associates for human rights abuses and drug trafficking;
●	risks that any future Venezuelan administration or power, de jure or de facto, will fail to respect the agreements entered into by Gold Reserve and Venezuela, including past or future actions of any branch of Government challenging the formation of Siembra Minera and Presidential Decree No. 2.248 creating the National Strategic Development Zone Mining Arc of the Orinoco;

●        the risk that the conclusions of management and its qualified consultants contained in the Preliminary Economic Assessment of the Siembra Minera Gold Copper Project in accordance with Canadian National Instrument 43-101- Standards of Disclosure for Mineral Projects ("NI 43-101") may not be realized in the future;

●        risks associated with exploration, delineation of sufficient reserves, regulatory and permitting obstacles and other risks associated with the development of the Siembra Minera Project;

●        risks associated with our ability to service outstanding obligations as they come due and access future additional funding, when required, for ongoing liquidity and capital resources, pending the receipt of payments under the Settlement Agreement or collection of the Award in the courts;

●        risks associated with our prospects in general for the identification, exploration and development of mining projects and other risks normally incident to the exploration, development and operation of mining properties, including our ability to achieve revenue producing operations in the future;

●	risks that estimates and/or assumptions required to be made by management in the course of preparing our financial statements are determined to be inaccurate, resulting in a negative impact on the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period;

●        risks associated with shareholder dilution resulting from the future sale of additional equity, if required;

●        risks associated with the value realized, if any, from the disposition of the assets related to our previous mining project in Venezuela known as the "Brisas Project";

●        risks associated with the abilities of and continued participation by certain employees;

●        risks associated with the impact of current or future U.S., Canadian and/or other jurisdiction's tax laws to which we are or may be subject; and

●        risks associated with the impact of new diseases, epidemics and pandemics, including the effects and potential effects of the global coronavirus disease 2019 (COVID-19) pandemic.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. See disclosure under the heading "Risk Factors" in this MD&A for the fiscal year ended December 31, 2020.

3

Investors are cautioned not to put undue reliance on forward-looking statements, and investors should not infer that there has been no change in our affairs since the date of this MD&A that would warrant any modification of any forward-looking statement made in this document, other documents periodically filed with the Ontario Securities Commission, U.S. Securities and Exchange Commission (the "SEC") or other securities regulators or presented on the Company's website. Forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this notice. We disclaim any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to our disclosure obligations under applicable U.S. and Canadian securities regulations. Investors are urged to read the Company's filings with Canadian and U.S. securities regulatory agencies, which can be viewed online at www.sedar.com and www.sec.gov/edgar, respectively. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

The terms "mineral resource," "measured mineral resource," "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101. However, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases, and such estimates are not part of the SEC Industry Guide 7.

Gold Reserve, an exploration stage mining company, is engaged in the business of acquiring, exploring and developing mining projects. Currently our primary business activities at this time are the collection of the remaining amounts owed to us by Venezuela and, to the extent possible, the advancement of the Siembra Minera Project (as more fully discussed herein).

Venezuela's political, economic and social conditions

Venezuela continues to experience substantial social, political and economic turmoil. The country's overall infrastructure, social services network and economy have generally collapsed. Further, certain non-Venezuelan countries (including the United States and Canada) currently recognize a presidency and government led by Juan Guaidó, instead of Nicolás Maduro, resulting in a "dual" government. In addition, in March 2020, the U.S. government indicted Venezuelan President Nicolás Maduro and a number of key associates for human rights abuses and drug trafficking.

The existing conditions in Venezuela, along with Sanctions, are expected to continue in the foreseeable future, adversely impacting our ability to collect the remaining amount owed to us by Venezuela pursuant to the Settlement Agreement and/or Award and hinder our ability to develop certain gold, copper, silver and other strategic mineral rights contained within Bolivar State comprising what is known as the Siembra Minera project (the "Siembra Minera Project").

U.S. and Canadian Sanctions

The Sanctions, in aggregate, essentially prevent any dealings with the Venezuelan government, state-owned or controlled entities and prohibit the Company and its directors, management and employees from dealing with certain Venezuelan individuals or entering into certain transactions. The cumulative impact of the Sanctions continues to restrict the Company from working with those Venezuelan government officials responsible for the payment and transfer of funds associated with the Settlement Agreement and those responsible for the operation of Siembra Minera and the development of the Siembra Minera Project which adversely impacts our ability to collect the remaining balance of the Award plus interest and/or amounts due pursuant to the Settlement Agreement from Venezuela and, until Sanctions are lifted, obstructs our ability to develop the Siembra Minera Project as originally planned.

4

On June 4, 2020, our Board of Directors (the "Board") created a special committee of its members (the “Special Committee”), for the purposes of making all decisions and taking all actions for and on behalf of the Board and the Company, and so binding the Company with respect to all matters related to or arising from the business of the Company, that are not permitted to be done by “U.S. Persons” (as defined in 31 C.F.R. § 591.312) pursuant primarily to Executive Orders 13884 and 13850 (“US Sanctions”). This is part of the Company’s efforts to ensure compliance with applicable laws, including, without limitation, U.S. Sanctions, the Special Economic Measures (Venezuela) Regulations enacted pursuant to the Special Economic Measures Act and the Justice for Victims of Corrupt Foreign Officials Regulations of the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law). The Special Committee will also ensure that the Company’s actions that it directs are in compliance with applicable laws. The Special Committee is currently comprised of three individuals, two of whom are directors, Mr. Coleman and Mr. Gagnon, along with a former director, Mr. J.C. Potvin, who serves as an advisor to the Special Committee. None of these three members of the Special Committee are considered U.S. Persons.

Empresa Mixta Ecosocialista Siembra Minera, S.A. ("Siembra Minera")

In October 2016 Siembra Minera was established, which is beneficially owned 55% by a Venezuelan government-controlled corporation, and 45% by Gold Reserve (See "Exploration Prospects – Siembra Minera Project"). Siembra Minera holds certain gold, copper, silver and other strategic mineral rights contained within Bolivar State comprising the Siembra Minera Project and is, among other things, authorized to carry on its business via existing or pending Presidential Decrees and Ministerial resolutions.

In March 2018, the Company announced the completion of a preliminary economic assessment (the "PEA") for the Siembra Minera Project in accordance with NI 43-101, which included, among other information, resource estimates, pit design, mine plan, flowsheet design, design criteria, project layout, infrastructure requirements, capital and operating estimates. The PEA is available to the public at www.sedar.com and www.sec.gov/edgar, as well as, on the Company's website at www.goldreserveinc.com (See "Exploration Prospects - Siembra Minera Project").

Siembra Minera has no operations at this time. As a result, the Company has directly incurred the costs associated with the Siembra Minera Project. The cumulative expenditures incurred by the Company through December 31, 2020, totaled approximately $21.0 million.

The Sanctions obstruct our ability to develop the Siembra Minera Project and, until such time as Sanctions are lifted, we expect our ability to develop the Siembra Minera Project will continue to be limited. Further, it is unclear to management if a new Venezuelan administration in the future will respect the agreements of the prior administration.

Management’s recent activities have focused on:

Collections Pursuant to the Settlement Agreement

On a cumulative basis, the Company has received approximately $254 million pursuant to the Settlement Agreement. The remaining unpaid amount due from Venezuela pursuant to the Settlement Agreement, which is delinquent, totals approximately $900 million (including interest of approximately $122 million) as of December 31, 2020.

Distribution to Shareholders

In June 2019, the Company completed a distribution of approximately $76 million or $0.76 per share to holders of Class A Shares as a return of capital (the "Return of Capital"). Full details of the Return of Capital are described in the Company's management proxy circular dated April 30, 2019 and other related materials filed with applicable Canadian securities regulatory authorities and made available at www.sedar.com or www.sec.gov/edgar, and posted on the Company's website at www.goldreserveinc.com. (See "Distribution of Funds to Shareholders and Intention to Distribute Funds Received in Connection with the Award in the Future").

5

Siembra Minera Project

The Company continued a number of social programs to improve the health care in the Siembra Minera Project area including addressing the malaria problem with medicine and preventive measures as well as concluded an approximately $6 million works program to build or rehabilitate existing facilities at the four largest schools, a church and recreational and sport facilities, established a facility to house a radio station at one school and generate preliminary engineering assessments for potential future upgrades to the local communities' water supply and sewage system infrastructure.

EXPLORATION PROSPECTS

Siembra Minera Project

In August 2016, we executed the Contract for the Incorporation and Administration of the Mixed Company with the government of Venezuela (the "Mixed Company Formation Document") to form a jointly owned company and in October 2016, together with an affiliate of the government of Venezuela, we established Siembra Minera, the entity whose purpose is to develop the Siembra Minera Project. Siembra Minera is beneficially owned 55% by Corporacion Venezolana de Mineria, S.A., a Venezuelan government corporation, and 45% by Gold Reserve. Although Venezuela is not current with its obligations outlined in the Settlement Agreement, the parties retain their respective interests in Siembra Minera.

Siembra Minera holds certain gold, copper, silver and other strategic mineral rights within Bolivar State comprising approximately 18,950 hectares in an area located in the Km 88 gold mining district of southeast Bolivar State which includes the historical Brisas and Cristinas areas. The mineral rights held by Siembra Minera have a 20-year term with two 10-year extensions.

Gold Reserve, under a yet to be completed Technical Services Agreement, would provide engineering, procurement and construction services to Siembra Minera for a fee of 5% over all costs of construction and development and, thereafter, for a fee of 5% over operating costs during operations. Venezuela is obligated to use its best efforts to grant to Siembra Minera similar terms that would apply to the Siembra Minera Project in the event Venezuela enters into an agreement with a third party for the incorporation of a mixed company to perform similar activities with terms and conditions that are more favorable than the tax and fiscal incentives contemplated in the Mixed Company Formation Document and is obligated to indemnify us and our affiliates against any future legal actions related to property ownership associated with the Siembra Minera Project.

There are significant provisions related to the formation of Siembra Minera and the development and operation of the Siembra Minera Project, as provided in the Mixed Company Formation Document, some of which are still pending completion. There are a number of pending authorizations and/or still to be completed obligations on the part of the Venezuelan government that are critical to the financing and future operation of the Siembra Minera Project.

Venezuela agreed to certain Presidential Decrees, within the legal framework of the "Orinoco Mining Arc" (created on February 24, 2016 under Presidential Decree No. 2.248 as an area for national strategic development Official Gazette No. 40.855), that will or have been issued to provide for tax and fiscal incentives for companies owned jointly with the government ("Mixed Companies") operating in that area that include exemption from value added tax, stamp tax, municipal taxes and any taxes arising from the contribution of tangible or intangible assets, if any, to the Mixed Companies by the parties and the same cost of electricity, diesel and gasoline as that incurred by the government or related entities.

Siembra Minera is obligated to pay to the government a special advantage of 3% of gross sales and a net smelter return royalty ("NSR") on the sale of gold, copper, silver and any other strategic minerals of 5% for the first ten years of commercial production and 6% for the next ten years. The parties also agreed to participate in the price of gold in accordance with a formula resulting in specified respective percentages based on the sales price of gold per ounce. For sales up to $1,600 per ounce, net profits will be allocated 55% to Venezuela and 45% to us. For sales greater than $1,600 per ounce, the incremental amount will be allocated 70% to Venezuela and 30% to us. For example, with sales at $1,600 and $3,500 per ounce, net profits will be allocated 55.0% - 45.0% and 60.5% - 39.5%, respectively.

6

Venezuela is obligated to advance $110.2 million to Siembra Minera to facilitate the early startup of the pre-operation and construction activities, but has not yet taken steps to provide such funding and Siembra Minera is obligated, with Venezuela's support, to undertake initiatives to secure financing(s) to fund the anticipated capital costs of the Siembra Minera Project, which are estimated to be in excess of $2 billion. To date no verifiable financing alternatives have been identified.

The Mixed Company Formation Documents provide for Siembra Minera, pursuant to Presidential Decrees or other authorizations, to be subject to an income tax rate of 14% for years one to five, 19% for years six to ten, 24% for years eleven to fifteen, 29% for years sixteen to twenty and 34% thereafter; to be authorized to export and sell concentrate and doré containing gold, copper, silver and other strategic minerals outside of Venezuela and maintain foreign currency balances associated with sales proceeds; to hold funds associated with future capital cost financings and sale of gold, copper and silver offshore in U.S. dollar accounts with dividend and profit distributions, if any, paid directly to Siembra Minera shareholders; to convert all funds into local currency at the same exchange rate offered by Venezuela to other similar entities, as required to pay Venezuela income taxes and annual operating and capital costs denominated in Bolivars for the Siembra Minera Project. As of the date of this MD&A, Venezuela has not yet taken steps to formally provide such authorizations via Presidential Decree or otherwise.

On October 8, 2020, the Venezuelan National Constituent Assembly approved an “anti-blockade” law, published in Special Official Gazette No. 6.583 of October 12th, 2020 (the "Law"). The Law is reportedly part of the Maduro administration's strategy to overcome the financial, economic and commercial consequences of U.S. Sanctions. The Law, which according to its own terms ranks as a constitutional law, was passed to provide President Maduro the tools to mitigate the effects of U.S. Sanctions on Venezuela. The Law, in part, allows the Venezuelan government to implement programs to foster investments in projects or alliances in strategic sectors, including the power to sell State assets, lower or increase State interest in mixed companies and suspend legal and sublegal norms that it considers counterproductive due to sanctions. The Law provides strict provisions of confidentiality that would exclude from public scrutiny transactions that are permitted thereunder. Members of the opposition government and academic and professional associations in Venezuela have questioned the constitutionality of the Law. Additionally, they claim that the Law will lead to a lack of transparency and accountability. It is unclear if the Law will have any current or future impact on the Company's operations.

While it is difficult to predict, it is possible that if there were to be a change of government in Venezuela that gives control to the opposition, the new government may challenge the Maduro administration's 2016 formation of Siembra Minera and Presidential Decree No. 2.248 which created the National Strategic Development Zone Mining Arc of the Orinoco where the Siembra Minera Project is located. The impact of recent or future actions by an opposition controlled government could adversely affect the Company's ownership interest in Siembra Minera or its future operations in Venezuela.

Siembra Minera Project Completed Activities

Prior to the implementation of the Sanctions, the Company's development activities included the following, much of which were completed prior to 2019: published the results of the PEA in accordance with NI 43-101; completed the preliminary design and engineering on the small scale Phase I oxide saprolite process plant and the Phase 2 larger hard rock process plant; completed the preliminary design work for a Phase 1 and Phase 2 Tailings Dam design; completed and obtained approval of a Venezuelan Environmental Impact Statement; subsequently received the environmental permit to affect the area for the early works (the "Permit to Affect"); collected and transported a surface saprolite material sample to the U.S. for future metallurgical testing; validated, with the assistance of Empresa Nacional Forestal (a state owned company affiliated with the Ministry of Environment), the forest inventory for the Siembra Minera Project area; assisted with the preparation of budgets for Siembra Minera according to parameters set forth by the Venezuelan budgeting agency; obtained, the "Initiation Act", pursuant to the Permit to Affect, allowing Siembra Minera to initiate the authorized preliminary/early works on the Siembra Minera Project; completed in March 2019 the Environmental Supervision Plan for the permitted (early or preliminary) works; hosted two community events for the granting of the Permit to Affect and the granting of the Initiation Act; worked with Mission Piar (Small Miner Program affiliated with the Ministry of Mines) to complete an initial survey and census of small miners located in the Siembra Minera Project area, which included cataloging identities, locations, infrastructure and health status; completed a feasibility study for a rock quarry in March 2019 as part of the opening of the quarry needed for the "early works" and during both Phases I and II of the Siembra Minera Project; and assisted small miner alliances, with the support of the Ministry of Mines, to obtain

7

mining rights to property north of the Siembra Minera Project – with the purpose of relocating small miners from the Siembra Minera Project area.

Siembra Minera has no operations at this time. As a result, the Company has directly incurred the costs associated with the Siembra Minera Project. The cumulative expenditures incurred by the Company through December 31, 2020, totaled approximately $21.0 million.

Siembra Minera Project Development

We have considered initial plans for various on-site activities such as site clearing, construction of a temporary camp and warehouse facilities, drilling of dewatering and development drill holes, access roads on the property, opening of the quarry for construction aggregates and initial construction activities. We have evaluated initial proposals for a drilling program in support of the overall project development activities, water management wells, and test areas where additional resource potential is evident. Various geotechnical studies as well as environmental and social studies to augment and update previous work on the property have been considered which could support the generation of a pre-feasibility study for the small and large plant and generate Environmental & Social Impact Assessments ("ESIA") for the support of the various operating and environmental permits that will be required for the Siembra Minera Project. The next phase of the Siembra Minera Project's development is envisioned to include detail design work for the small cyanidation plant and related facilities along with the metallurgical testing to support the metallurgical process used in the plant.

The Sanctions severely obstruct our ability to develop the Siembra Minera Project and, until such time as Sanctions are lifted, we expect our activities in Venezuela will be limited. It is unclear to management if any new Venezuelan administration or power, de jure or de facto, in the future will respect the agreements of the prior administration.

LMS Gold Project

On March 1, 2016, we completed the acquisition of certain wholly-owned mining claims known as the LMS Gold Project (the "LMS Property"), together with certain personal property for $350,000, pursuant to a Purchase and Sale Agreement with Raven Gold Alaska Inc. ("Raven"), a wholly-owned subsidiary of Corvus Gold Inc. Raven retains an NSR with respect to (i) "Precious Metals" produced and recovered from the LMS Property equal to 3% of "Net Smelter Returns" on such metals (the "Precious Metals Royalty") and (ii) "Base Metals" produced and recovered from the LMS Property equal to 1% of Net Smelter Returns on such metals, however we have the option, for a period of 20 years from the date of closing of the acquisition, to buy back a one-third interest (i.e. 1%) in the Precious Metals Royalty at a price of $4 million. In 2019 Raven assigned the NSR to Bronco Creek Exploration, Inc. The LMS Property remains at an early stage of exploration with limited annual on-site activities being conducted by the Company. Management is currently evaluating a plan to increase exploration activities on the property which could commence later this year.

BRISAS ARBITRAL AWARD, SETTLEMENT AGREEMENT AND MINING DATA SALE

In October 2009, we initiated a claim (the "Brisas Arbitration") under the Additional Facility Rules of the International Centre for the Settlement of Investment Disputes ("ICSID") to obtain compensation for the losses caused by the actions of Venezuela that terminated our Brisas Project in violation of the terms of the Treaty between the Government of Canada and the Government of Venezuela for the Promotion and Protection of Investments. In September 2014, the ICSID Tribunal granted us the Award totaling $740.3 million. The Award (less legal costs and expenses) accrues post-award interest at a rate of LIBOR plus 2%, compounded annually.

Under the terms of the July 2016 Settlement Agreement (as amended) Venezuela agreed to pay the Company $792 million to satisfy the Award and $240 million for the purchase of our technical mining data associated with our previous Brisas Project (the "Mining Data") for a total of approximately $1.032 billion in a series of monthly payments ending on or before June 15, 2019. As agreed, the first $240 million received by Gold Reserve from Venezuela has been recognized as proceeds from the sale of the Mining Data.

The terms of the Settlement Agreement included the Company's agreement to suspend the legal enforcement of the Award until final payment is made by Venezuela and Venezuela's agreement to irrevocably waive its right to appeal the February 2017 judgment issued by the Cour d'appel de Paris dismissing the annulment applications filed by Venezuela in respect of the Award and to terminate all other proceedings seeking annulment of the Award.

8

As of the date of this MD&A, the Company had received payments of approximately $254 million pursuant to the Settlement Agreement. The remaining unpaid amount due from Venezuela pursuant to the Settlement Agreement, which is delinquent, totals approximately $900 million (including interest of approximately $122 million) as of December 31, 2020. Venezuela has not made the required payments pursuant to the terms of the Settlement Agreement and has not fulfilled remaining commitments associated with the formation of Siembra Minera and as a result is in breach of those agreements. Due to the complexity of Venezuela's political, economic and social situation and the obstacles presented by Sanctions we have concluded that, at this time, the best course of action is to continue to try to resolve the outstanding issues through continued dialog as allowed by Sanctions and the current conditions in Venezuela.

The interest rate provided for on any unpaid amounts pursuant to the Award is specified as LIBOR plus two percent. In 2017, U.K.’s Financial Conduct Authority announced that LIBOR will be phased out of existence as a dependable index for variable interest rates no later than December 31, 2021. Working groups assembled by the U.S. Federal Reserve have identified the Secured Overnight Funding Rate ("SOFR") as the preferred replacement for LIBOR. SOFR reflects the cost of borrowing in dollars in the daily overnight treasury repo market. If and when it is possible to engage with the Venezuelan government, we expect that we will either come to an agreement with Venezuela as to an appropriate replacement or, alternatively, petition the court responsible for the enforcement of our Award judgement to rule on a new interest rate benchmark. There is no assurance that we will be successful in such efforts.

The terms of the Settlement Agreement also included Venezuela's obligation to make available to an escrow agent negotiable financial instruments, with a face value of at least $350 million, partially guaranteeing the payment obligations to the Company as well as the obligation to advance approximately $110 million to Siembra Minera to facilitate the early startup of the pre-operation and construction activities. As of the date of this MD&A, Venezuela has not yet taken steps to provide such collateral or the early funding and it is unclear if and when Venezuela will comply with these particular obligations contained in the Settlement Agreement. (See "Cautionary Statement Regarding Forward-Looking Statements and Information").

Obligations Due Upon Collection of the Award and Sale of Mining Data

Pursuant to a 2012 restructuring of convertible notes, we issued Contingent Value Rights ("CVRs") that entitle the holders to an aggregate of 5.466% of certain proceeds from Venezuela associated with the collection of the Award and/or sale of Mining Data or an enterprise sale (the "Proceeds"), less amounts sufficient to pay or reserve for applicable taxes payable, certain associated professional fees and expenses not to exceed $10 million, any accrued operating expenses as of the date of the receipt of Proceeds not to exceed $1 million and the balance of any remaining Notes (as defined in the agreement) and accrued interest thereon (the "Net Proceeds"). We have been advised by a CVR holder that it believes that the Company's 45% interest in Siembra Minera represents "Proceeds" for purposes of the CVRs and as such it believes the CVR holders are entitled to the value of 5.466% of that interest on the date of its acquisition. For a variety of reasons, the Company does not agree with that position and believes it is inconsistent with the CVRs and the terms and manner upon which we reached settlement as to the Award with the Venezuelan government. This matter has not been resolved as of the date of this MD&A and it is not possible at this time to determine its outcome. As of December 31, 2020, the total cumulative estimated obligation due pursuant to the terms of the CVR from the sale of the Mining Data and collection of the Award was approximately $10.0 million, of which approximately $60 thousand remains payable to CVR holders.

9

The Board approved a bonus plan (the "Bonus Plan") in May 2012, which was intended to compensate the participants, including executive officers, employees, directors and consultants for their contributions related to: the development of the Brisas Project; the manner in which the development effort was carried out allowing the Company to present a strong defense of its arbitration claim; the support of the Company's execution of the Brisas Arbitration; and the ongoing efforts to assist with positioning the Company in the collection of the Award, sale of the Mining Data or enterprise sale. The bonus pool under the Bonus Plan is comprised of the gross proceeds collected or the fair value of any consideration realized less applicable taxes multiplied by 1.28% of the first $200 million and 6.4% thereafter. The Bonus Plan is administered by a committee of independent directors who selected the individual participants in the Bonus Plan and fixed the relative percentage of the total pool to be distributed to each participant. Participation in the Bonus Plan by existing participants is fixed, subject to voluntary termination of employment or termination for cause. Participants who reach age 65 and retire are fully vested and continue to participate in future distributions under the Bonus Plan. As of December 31, 2020, the total cumulative estimated obligation pursuant to the terms of the Bonus Plan from the sale of the Mining Data and collection of the Award was approximately $4.4 million, of which approximately $70 thousand remains payable to Bonus Plan participants.

In March 2020, the U.S. Congress passed legislation which allows companies to carryback net operating losses incurred in 2018, 2019 and 2020 to offset income earned in prior years. In response to this legislation, management reduced its estimate of the U.S. related income tax due on amounts received in 2018 from the sale of Mining Data. The effect of this change in estimate was to increase the net proceeds subject to the CVR and the Bonus Plan and, as a result, the Company recorded an increase in its obligation to the CVR holders and Bonus Plan participants by approximately $60 thousand and $70 thousand, respectively.

Distribution of Funds to Shareholders and Intention to Distribute Funds Received in Connection with the Award in the Future

In June 2019, the Company completed a distribution of approximately $76 million or $0.76 per share to holders of Class A Shares as a return of capital (the "Return of Capital"). The Return of Capital was completed pursuant to a plan of arrangement under the Business Corporations Act (Alberta) (the "ABCA") which required approval by the Alberta Court of Queen's Bench (the "Court") and at least two-thirds of the votes cast by Shareholders in respect of a special resolution. Full details of the Return of Capital are described in the Company's management proxy circular dated April 30, 2019 and other related materials filed with applicable Canadian securities regulatory authorities and made available at www.sedar.com or www.sec.gov/edgar, and posted on the Company's website at www.goldreserveinc.com.

Following the receipt, if any, of additional funds associated with the Settlement Agreement and/or Award and after applicable payments of Net Proceeds to holders of our CVRs and participants under our Bonus Plan, we expect to distribute to our shareholders a substantial majority of any remaining proceeds, subject to applicable regulatory requirements and retaining sufficient reserves for operating expenses, contractual obligations, accounts payable and income taxes, and any obligations arising as a result of the future collection of the remaining amounts owed by Venezuela.

FINANCIAL OVERVIEW

Our overall financial position is influenced by the proceeds previously received pursuant to the Settlement Agreement, related payment obligations and the Return of Capital. Recent operating results and our overall financial position and liquidity are impacted by Venezuela's failure to honor its payment obligations under the Settlement Agreement in a timely manner, expenses associated with activities related to the Siembra Minera Project, obligations associated with collections under the Settlement Agreement, Sanctions and costs associated with maintaining our legal and regulatory obligations in good standing.

As discussed elsewhere in this MD&A, the Sanctions have and will continue to adversely impact our ability to collect the remaining amounts due associated with the Settlement Agreement and/or Award and, until Sanctions are lifted, obstruct our ability to develop the Siembra Minera Project as originally planned.

10

Overall, we experienced a net decrease in cash and cash equivalents for the year ended December 31, 2020 of approximately $4.4 million compared to a decrease of approximately $85.8 million for the same period in 2019. The net decrease in 2020 was primarily due to cash used in operations as more fully described in the "Operating Activities" section below. In 2019, the net decrease was primarily due to the Return of Capital, as more fully described in the "Financing Activities" section below and cash used in operations as more fully described in the "Operating Activities" section below. Net loss for the year ended December 31, 2020 was $11.5 million compared to net loss of $13.1 million for the year ended 2019. The decrease in loss was primarily due to a decrease in costs associated with the Siembra Minera Project and a decrease in write-downs of property, plant and equipment, partially offset by decreases in interest income and income tax benefit.

Historically we have financed our operations through the issuance of common stock, other equity securities and debt and more recently, proceeds from payments under the Settlement Agreement. The timing of any future investments or transactions if any, and the amounts that may be required cannot be determined at this time and are subject to available cash, the continued collection, if any, of the proceeds associated with the collection of the Award and/or future financings, if any. We have only one operating segment, the exploration and development of mineral properties.

Our longer-term funding requirements may be adversely impacted by the timing of the collection of the amounts due pursuant to the Settlement Agreement and/or Award, the timing and the amount of distributions made to shareholders, if any, financial market conditions, industry conditions, regulatory approvals or other unknown or unpredictable conditions and, as a result, there can be no assurance that additional funding will be available or, if available, offered on acceptable terms.

Selected Annual Information (1)

	2020	2019	2018
Income (loss)	$293,657	$1,599,749	$51,569,175
Expenses	$(12,900,302)	$(19,094,554)	$(19,680,922)
Income tax benefit	$1,089,360	$4,347,907	$9,970,117
Net income (loss)	$(11,517,285)	$(13,146,898)	$41,858,370
Basic and diluted per share	$(0.12)	$(0.13)	$0.42
Total assets	$69,435,303	$80,268,951	$168,653,346
Total non-current financial liabilities	$77,093	$169,911	$-
Distributions or cash dividends declared per share	$-	$0.76	$-
(1)	The selected annual information shown above is derived from our audited consolidated financial statements that have been prepared in accordance with U.S. generally accepted accounting principles.

Factors that have caused period to period variations are more fully discussed below under the headings "Liquidity and Capital Resources", "Results of Operations" and "Changes in Accounting Policies Including Initial Adoption".

Liquidity and Capital Resources

At December 31, 2020, we had cash and cash equivalents of approximately $57.4 million which represents a decrease from December 31, 2019 of approximately $4.4 million. The net decrease was primarily due to cash used in operations as more fully described in the “Operating Activities” section below, partially offset by receipt of a refund of income tax.

	2020	Change	2019
Cash and cash equivalents	$57,415,350	$(4,406,787)	$61,822,137
11

As of December 31, 2020, we had financial resources including cash, cash equivalents and marketable securities totaling approximately $57.5 million, equipment with a carrying value of approximately $2.5 million (See Note 6 to the audited consolidated financial statements), an income tax receivable of approximately $8.7 million and short-term financial obligations consisting of accounts payable, accrued expenses, contingent value rights and lease liability of approximately $0.9 million.

We have no revenue producing operations at this time. Our future working capital position is dependent upon the collection of the remaining balance of the amounts due pursuant to the Settlement Agreement and/or Award. We believe that we have sufficient working capital to carry on our activities for the next 12 to 24 months. However, a change of administration in Venezuela and/or removal of Sanctions, among other things, could result in increased activities and a higher cash burn-rate requiring us to seek additional sources of funding to ensure our ability to continue our business in the normal course. As discussed elsewhere in this MD&A, the Sanctions have and will continue to adversely impact our ability to collect the remaining balance of the Award plus interest and/or amounts due pursuant to the Settlement Agreement from Venezuela and, until Sanctions are lifted, significantly obstruct our ability to develop the Siembra Minera Project as originally planned.

Operating Activities

Cash flow used in operating activities for the years ended December 31, 2020 and 2019 was approximately $4.6 million and $10.3 million, respectively. Cash flow used in operating activities consists of net loss (the components of which are more fully discussed below) adjusted for gains and losses on marketable securities, deferred tax, non-cash expense items primarily related to stock option compensation and depreciation as well as certain non-cash changes in working capital.

Cash flow used in operating activities during the year ended December 31, 2020 decreased from the prior comparable period primarily due to receipt of a refund of income tax, a decrease in activity related to the Siembra Minera Project and a decrease in legal and accounting expense, partially offset by decreases in interest income and an increase in arbitration expense.

Investing Activities

	2020	Change	2019
Proceeds from disposition of marketable securities	$100,126	$100,126	$-
Proceeds from sale of property, plant and equipment	98,649	98,649	-
Purchase of property, plant and equipment	(46,753)	(36,743)	(10,010)
	$152,022	$162,032	$(10,010)

Cash flow from investing activities increased during the year ended December 31, 2020 due to an increase in proceeds from disposition of marketable securities and proceeds from sales of property, plant and equipment. As of December 31, 2020, the Company held approximately $1.9 million of Brisas Project related equipment intended for future sale (See Note 6 to the audited consolidated financial statements).

Financing Activities

	2020	Change	2019
Return of Capital	$-	$(75,540,237)	$75,540,237

In June 2019, the Company completed a distribution of approximately $76 million or $0.76 per share to holders of Class A Shares pursuant to a Return of Capital. The Return of Capital was completed pursuant to a plan of arrangement under the ABCA and required approval by the Court and at least two-thirds of the votes cast by Shareholders in respect of a special resolution. The Company did not have financing activities during the year ended December 31, 2020.

Contractual Obligations

Our contractual obligation payments as of December 31, 2020 consist of amounts due pursuant to the Bonus Plan and CVR agreements of approximately $0.1 million. As described in Note 3 to the December 31, 2020 audited consolidated financial statements, the Company is obligated to make payments under the Bonus Plan and CVR agreements based on the after-tax amounts received from Venezuela under the Settlement Agreement and/or Award.

12

Results of Operations

Summary

Consolidated income, expenses, net loss before tax and net loss for the years ended December 31, 2020 and 2019 were as follows:

	2020	Change	2019
Income	$293,657	$(1,306,092)	$1,599,749
Expenses	(12,900,302)	6,194,252	(19,094,554)
Net loss before tax	$(12,606,645)	$4,888,160	$(17,494,805)
Net loss and comprehensive loss	$(11,517,285)	$1,629,613	$(13,146,898)

Income (Loss)

	2020		Change	2019
Interest income	$294,277		$(996,288)	$1,290,565
Loss on disposition of property, plant and equipment	(30,476)		(30,476)	-
Gain (loss) on marketable equity securities	5,756		115,449	(109,693)
Foreign currency gain	24,100		(394,777)	418,877
	$293,657	$	$ (1,306,092)	$1,599,749

As the Company has no commercial production or source of operating cash flow at this time, income is often variable from period to period. The decrease in income was primarily a result of a reduction in interest income due to both a decrease in cash due to the 2019 return of capital transaction and a decrease in interest rates as well as a reduction in foreign currency gain.

Expenses

	2020	Change	2019
Corporate general and administrative	$5,147,333	$(159,002)	$5,306,335
Contingent value rights	59,549	(203,000)	262,549
Siembra Minera Project costs	1,568,741	(3,622,092)	5,190,833
Write-down of property, plant and equipment	3,749,531	(2,318,436)	6,067,967
Exploration costs	73,683	37,605	36,078
Legal and accounting	698,810	(688,088)	1,386,898
Arbitration and settlement	1,132,291	725,954	406,337
Equipment holding costs	470,364	32,807	437,557
Total expenses for the period	$12,900,302	$(6,194,252)	$19,094,554

13

Corporate general and administrative expense for the year ended December 31, 2020 decreased from the comparable period in 2019 primarily due to a reduction in Director and Officer insurance. CVR-related expenses decreased due to a decrease in the tax benefits associated with prior years’ receipts of payments under the Settlement Agreement. Expenses associated with the Siembra Minera Project during the year ended December 31, 2020 decreased from the prior comparable period due to a decrease in the magnitude of social work programs in the project area, which continue to include various medical initiatives and malaria mitigation (See Exploration Prospects - Siembra Minera Project Completed Activities).

Impairment write-downs of property, plant and equipment are based on review of the price range of similar assets that are available for sale. The Company’s property, plant and equipment write-downs decreased in 2020 as the price ranges of similar assets decreased by a smaller amount than they had in 2019. Legal and accounting expenses decreased from the prior comparable periods primarily as a result of a decrease in professional fees associated with the return of capital transaction in 2019. Arbitration and settlement expense increased generally as a result of counsels' assistance in the evaluation of various issues associated with the current status of the Settlement Agreement and the Siembra Minera Project. Overall, total expenses for the year ended December 31, 2020 decreased by approximately $6.2 million from the comparable period in 2019.

Summary of Quarterly Results (1)

Quarter ended	12/31/20	9/30/20	6/30/20	3/31/20
Income (loss)	$56,510	$(2,668)	$122,845	$116,970
Net income (loss) before tax	(5,728,924)	(2,562,967)	(2,235,424)	(2,079,330)
Per share	(0.06)	(0.03)	(0.02)	(0.02)
Fully diluted	(0.06)	(0.03)	(0.02)	(0.02)
Net income (loss)	(5,484,748)	(2,427,973)	(2,122,592)	(1,481,972)
Per share	(0.06)	(0.02)	(0.02)	(0.01)
Fully diluted	(0.06)	(0.02)	(0.02)	(0.01)

Quarter ended	12/31/19	9/30/19	6/30/19	3/31/19
Income (loss)	$212,194	$(67,176)	$647,953	$806,778
Net income (loss) before tax	(8,306,237)	(2,709,601)	(3,718,609)	(2,760,358)
Per share	(0.08)	(0.03)	(0.04)	(0.03)
Fully diluted	(0.08)	(0.03)	(0.04)	(0.03)
Net income (loss)	(8,306,237)	1,638,306	(3,718,609)	(2,760,358)
Per share	(0.08)	0.02	(0.04)	(0.03)
Fully diluted	(0.08)	0.02	(0.04)	(0.03)
(1)	The information shown above is derived from our unaudited consolidated financial statements that have been prepared in accordance with U.S. generally accepted accounting principles.

In the fourth quarter of 2020, income increased as a result of an increase in foreign currency gain and a decrease in loss on disposition of property, plant and equipment. In the third quarter of 2020, income decreased as a result of a decrease in interest income and a decrease in gain on marketable securities as well as a loss on disposition of property, plant and equipment. In the second quarter of 2020, income increased as a result of gains on marketable equity securities partially offset by a decrease in interest as a result of lower interest rates. In the first quarter of 2020, income decreased as a result of losses on marketable equity securities and foreign currency loss. In the fourth quarter of 2019, income increased as a result of gains on marketable equity securities and foreign currency gain. In the third quarter of 2019 income decreased as a result of a decrease in interest income after the June 2019 shareholder distribution as well as an increase in foreign currency loss. In the second quarter of 2019 income decreased primarily due to an increase in loss on marketable equity securities.

14

In the fourth quarter of 2020, net loss increased primarily as a result of a write-down of property, plant and equipment. Net loss increased in the third quarter of 2020 as a result of a decrease in income as noted above as well as an increase in non-cash stock option expense partially offset by a decrease in arbitration expense. Net loss increased in the second quarter of 2020 primarily due to an increase in legal costs related to the Company’s evaluation of various issues associated with the current status of the Settlement Agreement and the Siembra Minera Project. In the first quarter of 2020, net loss decreased from the prior quarter because the Company did not have further write-downs of equipment. In the fourth quarter of 2019, net loss increased as a result of a write-down of property, plant and equipment. In the third quarter of 2019, net income increased primarily as a result of a change in estimated income tax. In the first and second quarters of 2019, the Company recorded net losses primarily because the Company did not have any receipts from the Settlement Agreement.

Off-Balance Sheet Arrangements

We are not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues and expenses, results of operations, liquidity, capital expenditures or capital resources.

Transactions with Related Parties

During the years ended December 31, 2020 and 2019, there were no transactions with related parties.

Internal Control over Financial Reporting (ICFR)

Management is responsible for establishing and maintaining ICFR. ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Management, including the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our ICFR as of December 31, 2020 based on the framework established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management concluded that our ICFR was effective as of December 31, 2020.

During the fiscal year ended December 31, 2020, there were no changes in our ICFR that have materially affected, or are reasonably likely to materially affect, our ICFR (as defined in Rules 13(a)-15(f) and 15(d)-15(f) under the Exchange Act).

Disclosure Controls and Procedures (DC&P)

An evaluation was performed under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our DC&P (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this Annual Report. Based on that evaluation, management, including the Chief Executive Officer and Chief Financial Officer, concluded that our DC&P were effective as of December 31, 2020 to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the SEC rules and forms.

Critical Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Critical accounting estimates used in the preparation of the audited consolidated financial statements include the:

•	assessments of the recoverability of the Brisas Project related equipment and the estimated fair value determined in connection with impairment testing;
•	use of the fair value method of accounting for stock options which is computed using the Black-Scholes method which utilizes estimates that affect the amounts ultimately recorded as stock based compensation; and
15

•	preparation of tax filings in a number of jurisdictions requires considerable judgment and the use of assumptions.

The amounts reported based on accounting estimates could vary in the future.

Any current or future operations we may have are subject to the effects of changes in legal, tax and regulatory regimes, political, labor and economic developments, social and political unrest, currency and exchange controls, import/export restrictions and government bureaucracy in the countries in which it operates.

Risk Factors

Set out below are certain risk factors that could materially adversely affect our future business, operating results or financial condition. Investors should carefully consider these risk factors and the other risk factors and information in this MD&A and our filings with Canadian and U.S. securities regulators, before making investment decisions involving our securities. The following risk factors, as well as risks not currently known to us, could adversely affect our future business, operations and financial condition and could cause future results to differ materially from the estimates described in our forward-looking statements.

Related to the Concentration of our Business Activities in Venezuela

Our current and future business activities are expected to be concentrated in Venezuela and will be subject to inherent local risks.

Our potential development and/or future operation of the Siembra Minera Project as well as our activities related to the enforcement of the Settlement Agreement and/or collection of the remaining amounts due pursuant to the Award will be located in or influenced by conditions in Venezuela and, as a result, we will be subject to operational, regulatory, political and economic risks specific to its location, including:

•	the effects of local political, labor and economic developments, instability and unrest;
•	the existence of "dual" governments in Venezuela as a result of certain non-Venezuelan countries (including the United States and Canada) recognizing a presidency and government led by Juan Guaidó instead of Nicolás Maduro, including associated challenges as to governing and decision-making authority related thereto;
•	the U.S. government's indictment of Venezuelan President Nicolás Maduro and a number of key associates for human rights abuses and drug trafficking;
•	changes in the government of Venezuela and among its officeholders;
•	significant or abrupt changes in the applicable regulatory or legal climate;
•	currency instability, hyper-inflation and the environment surrounding the financial markets and exchange rates in Venezuela;
•	international response to Venezuelan domestic and international politics and policies, including the threat of military intervention and armed conflict;
•	limitations on mineral exports;
•	invalidation, confiscation, expropriation or rescission of governmental orders, permits, agreements or property rights;
•	exchange controls and export or sale restrictions;
•	currency fluctuations, repatriation restrictions and operation in a highly inflationary economy;
•	competition with companies from countries that are not subject to Canadian and U.S. laws and regulations;
•	laws or policies of foreign countries and Canada affecting trade, investment and taxation;
•	civil unrest, military actions and crime;
•	corruption, requests for improper payments, or other actions that may violate Canadian and U.S. foreign corrupt practices acts, uncertain legal enforcement and physical security;
•	new or changes in regulations related to mining, environmental and social issues; and
•	the willingness of future governments in Venezuela to uphold and abide by agreements and commitments made by previous governments.
16

Related to Sanctions Imposed On Venezuela By the U.S. and Canadian Governments

Sanctions currently imposed on Venezuela by the U.S. and Canada, and any further Sanctions that may be imposed in the future, could materially adversely affect the Company.

The U.S. and Canadian governments have imposed Sanctions targeting the Venezuelan government, certain Venezuelan individuals and Siembra Minera as a result of the Venezuelan government's 55% ownership (See "U.S. and Canadian Sanctions").

Failure to comply with these Sanctions could result in civil or, in some cases, criminal consequences for the Company and/or our officers and directors. Compliance with the current Sanctions, as well as any future Sanctions that may be imposed by the U.S. or Canada, may further restrict our ability to consummate the transactions contemplated by the Settlement Agreement or the mixed company arrangements related to the Siembra Minera Project, including:

•	an inability to receive, process or use the payments (in whatever form received by us) contemplated by the Settlement Agreement, or to transfer such payments to our bank outside of Venezuela;
•	an inability to obtain all or part of financing sufficient to cover the anticipated capital or operating costs of the Siembra Minera Project on favorable terms, or at all; and
•	an inability to obtain operating permits, enter into transactions or otherwise meet our obligations with respect to the operation of the Siembra Minera Project pursuant to the mixed company agreement.

The occurrence of any of the foregoing or other events could result in the failure of the Settlement Agreement and/or mixed company arrangements to be performed in their current form which could have a material adverse effect on the Company, including our ability to own our interest in Siembra Minera or operate it or maintain sufficient liquidity to operate it as a going concern.

Related to Collection of Award and Sale of Mining Data

Failure to collect amounts payable pursuant to the Settlement Agreement could materially adversely affect the Company.

In July 2016, we signed the Settlement Agreement whereby Venezuela agreed to pay us the Award (including interest) and purchase our Mining Data. Under the terms of the Settlement Agreement, Venezuela agreed to pay the Company $792 million to satisfy the Award and $240 million for the purchase of our Mining Data for a total of approximately $1.032 billion to be paid in monthly installments ending on or before June 15, 2019. The remaining unpaid and delinquent amount due from Venezuela pursuant to the Settlement Agreement, as of December 31, 2020, totals approximately $900 million (including interest of approximately $122 million). Also, the Settlement Agreement contemplates the calculation of interest on unpaid amounts based on the LIBOR benchmark. With the announced phase out of the LIBOR by December 2021, we will be required to either agree with Venezuela on a new interest benchmark, if and when engagement with the Venezuelan government is possible, or, alternatively, petition the court responsible for the enforcement of our Award judgement to rule on a new benchmark.

Termination of the Settlement Agreement as a result of Venezuela's failure to make the contemplated payments thereunder could materially adversely affect the Company.

In conjunction with entry into the Settlement Agreement, the Company agreed to suspend the legal enforcement of the Award until final payment is made by Venezuela and Venezuela agreed to irrevocably waive its right to appeal the February 2017 judgment issued by the Cour d'appel de Paris dismissing the annulment applications filed by Venezuela in respect of the Award and agreed to terminate all other proceedings seeking annulment of the Award.

Notwithstanding Venezuela having waived its right to appeal, future enforcement and collection of the Award is expected to be a lengthy process and will be ongoing for the foreseeable future if we are not able to collect the amounts due to us as contemplated in the Settlement Agreement and/or the Award. In addition, the cost of pursuing collection of the Award could be substantial and there is no assurance that we will be successful. Failure to otherwise collect the Award if the Settlement Agreement is abandoned would materially adversely affect our ability to maintain sufficient liquidity to operate as a going concern.

17

We have no commercial operations and may be unable to continue as a going concern.

We have no revenue producing operations at this time. Our future working capital position is dependent upon the receipt of amounts due to us pursuant to the Settlement Agreement or collection of the Award in the relevant legal jurisdictions. Although we believe that we have sufficient working capital to carry on our activities for the next 12 to 24 months, our actual cash burn-rate may require us to seek additional sources of funding to ensure our ability to continue our activities in the normal course.

Our reliance on the receipt of the payments contemplated by the Settlement Agreement or the collection of the Award for our operating needs is expected to continue into the foreseeable future unless and until we are able to develop the Siembra Minera Project or an alternative project and achieve commercial production. If the Settlement Agreement were to be abandoned due to lack of payment by Venezuela, our longer-term funding requirements may be adversely impacted. Unforeseen financial market conditions, industry conditions or other unknown or unpredictable conditions may exist in the future and, as a result, there can be no assurance that alternative funding would be available or, if available, offered on acceptable terms.

In addition, U.S. and Canadian Sanctions have and are expected to continue to adversely impact our ability to receive payments from Venezuela pursuant to the Settlement Agreement and our ability to proceed with the development of the Siembra Minera Project.

Related to the Development and Operation of the Siembra Minera Project

Venezuela's failure to honor its commitments and/or the inability of the Company and Venezuela to overcome certain obstacles associated with the Siembra Minera Project could adversely affect the Company.

There remains a number of outstanding commitments by Venezuela associated with the formation and operation of Siembra Minera including a number of legal or regulatory obstacles related to the development of the Siembra Minera Project, completion of additional definitive documentation, remaining governmental approvals and obtaining financing to fund the capital costs of the Siembra Minera Project.

The breach of one or more of the terms of the underlying agreements governing the formation of Siembra Minera and the future development of the Siembra Minera Project by Venezuela could have an adverse impact on the Company.

In the event Venezuela breaches the terms of the underlying agreements governing the formation of Siembra Minera and the future development of the Siembra Minera Project, the Company could be exposed to substantial enforcement costs of prosecuting such a claim over a number of years and there is no assurance that we would be successful in our claim or, if successful, could collect any compensation from the Venezuelan government. If we are unable to prevail, in the event we filed a claim against the Venezuelan government related to our stake in the Siembra Minera Project or were unable to collect compensation in respect of our claim, the Company would be adversely affected.

Any development activities on the Siembra Minera Project will require additional exploration work and financing and there is no assurance that the project will be determined feasible.

In March 2018, the Company published the results of the PEA. The conclusions of management and its qualified consultants referred to in the PEA may not be realized in the future. Even if the required financing is obtained, substantial effort and financing would be required to commence work on any Siembra Minera Project. We can provide no assurances that the Siembra Minera Project or its development would be determined feasible.

Related to the Class A Shares

The price and liquidity of the Class A Shares may be volatile.

The market price of the Class A Shares may fluctuate based on a number of factors, some of which are beyond our control, including:

•	we do not have an active market for the Class A Shares and large sell or buy transactions may affect the market price;
•	developments in our efforts to conclude the transactions contemplated by the Settlement Agreement;
18

•	economic and political developments in Venezuela including the impact of Sanctions on our ability to consummate the transactions contemplated by the Settlement Agreement or the terms of the mixed company arrangement related to the development of the Siembra Minera Project;
•	our operating performance and financial condition;
•	our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general purposes;
•	the public's reaction to announcements or filings by us or other companies;
•	the public's reaction to negative news regarding Venezuela and/or international responses to Venezuelan domestic and international policies;
•	the price of gold, copper and silver;
•	the addition to or changes to existing personnel; and
•	general global economic conditions, including, without limitation, interest rates, general levels of economic activity, fluctuations in market prices of securities, participation by other investors in the financial markets, economic uncertainty, national and international political circumstances, natural disasters, public health crisis (such as the recent global outbreak of COVID-19).

The effect of these and other factors on the market price of the Class A Shares has historically made our share price volatile and suggests that our share price will continue to be volatile in the future.

We may issue additional Class A Shares, debt instruments convertible into Class A Shares or other equity-based instruments to fund future operations.

We cannot predict the size of any future issuances of securities, or the effect, if any, that future issuances and sales of our securities will have on the market price of the Class A Shares. Any transaction involving the issuance of previously authorized but unissued shares, or securities convertible into shares, may result in dilution to present and prospective holders of shares.

The Company's current or future plans to declare cash dividends or make distributions to shareholders are subject to inherent risks.

In June 2019, the Company completed a distribution of approximately $76 million or $0.76 per share to holders of Class A Shares pursuant to a Return of Capital. The Return of Capital was completed pursuant to a plan of arrangement under the ABCA and required approval by the Court and at least two-thirds of the votes cast by Shareholders in respect of a special resolution. We may declare cash dividends or make distributions in the future only if our earnings and capital are sufficient to justify the payment of such dividends or distributions.

Related to the Business

New diseases, epidemics and pandemics, including the effects and potential effects of the global covid-19 Pandemic may adversely impact the Company's current and future operations.

In December 2019, a strain of coronavirus known as COVID-19 appeared in China, and has since spread around the world, resulting in widespread business and social disruption. COVID-19 was declared a worldwide pandemic by the World Health Organization in March 2020. The effectiveness and timing of mitigation measures by governments, medical and private sector participants is unclear at this time. The extent to which COVID-19 (or any other disease, epidemic or pandemic) impacts business activity or financial results, and the duration of any such negative impact, will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning COVID-19 and the actions required to contain or treat its impact, among others.

Failure to attract new and/or retain existing personnel could adversely affect us.

We are dependent upon the abilities and continued participation of existing personnel to manage activities related to the Settlement Agreement, operation of Siembra Minera, development of the Siembra Minera Project and to identify, acquire and develop new opportunities. Substantially all of our existing management personnel have been employed by us for over 20 years. The loss of existing employees or an inability to obtain new personnel necessary to execute future efforts to acquire and develop a new project, such as the Siembra Minera Project, could have a material adverse effect on our future operations.

19

Risks inherent in the mining industry could adversely impact future operations.

Exploration for gold and other metals is speculative in nature, involves many risks and frequently is unsuccessful. As is customary in the industry, not all prospects will be positive or progress to later stages (e.g., the feasibility, permitting, development and operating stages), therefore, we can provide no assurances as to the future success of our efforts related to the Siembra Minera Project and the LMS Property. Exploration programs entail risks relating to location, metallurgical processes, governmental permits and regulatory approvals and the construction of mining and processing facilities. Development can take a number of years, requiring substantial expenditures and there is no assurance that we will have, or be able to raise, the required funds to engage in these activities or to meet our obligations with respect to the Siembra Minera Project and the LMS Property. Any one or more of these factors or occurrences of other risks could cause us not to realize the anticipated benefits of an acquisition of properties or companies.

U.S. Internal Revenue Service designation as a "passive foreign investment company" may result in adverse U.S. tax consequences to U.S. Holders.

U.S. taxpayers should be aware that we have determined that we were a "passive foreign investment company" (a "PFIC") under Section 1297(a) of the U.S. Internal Revenue Code (the "Code") for the taxable year ended December 31, 2020.  We have not made, and do not expect to make, a determination as to whether any of our subsidiaries were PFICs as to any of our shareholders for the taxable year ended December 31, 2020. The determination of whether we and any of our subsidiaries will be a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether we and any of our subsidiaries will be a PFIC for any taxable year generally depends on our assets and income and those of our subsidiaries over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this MD&A.  Accordingly, there can be no assurance that we and any of our subsidiaries will not be a PFIC for any taxable year.

For taxable years in which we are a PFIC, subject to the discussion below, any gain recognized on the sale of our Class A common shares and any "excess distributions" (as specifically defined by the Code) paid on our Class A common shares must be ratably allocated to each day in a U.S. taxpayer's holding period for the Class A common shares.  The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayer's holding period for the Class A common shares during which we were a PFIC generally will be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

Alternatively, a U.S. taxpayer that makes a timely and effective "QEF election" generally will be subject to U.S. federal income tax on such U.S. taxpayer's pro rata share of our "net capital gain" and "ordinary earnings" (calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed by us.  For a U.S. taxpayer to make a QEF election, we must agree to supply annually to the U.S. taxpayer the "PFIC Annual Information Statement" and permit the U.S. taxpayer access to certain information in the event of an audit by the IRS.  We will prepare and make the statement available to U.S. taxpayers, and will permit access to the information.  As a possible second alternative, a U.S. taxpayer may make a "mark-to-market election" with respect to a taxable year in which we are a PFIC and the Class A common shares are "marketable stock" (as specifically defined).  A U.S. taxpayer that makes a mark-to-market election generally will include in gross income, for each taxable year in which we are a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Class A common shares as of the close of such taxable year over (b) such U.S. taxpayer's adjusted tax basis in such Class A common shares.

There are material tax risks associated with holding and selling or otherwise disposing Our Class A Shares.

There are material tax risks associated with holding and selling or otherwise disposing the Class A Shares. Each prospective investor is urged to consult its own tax advisor regarding the tax consequences to him or her with respect to the ownership and disposition of the Class A Shares.

20

It may be difficult to bring certain actions or enforce judgments against the Company and/or its directors and executive officers.

Investors in the U.S. or in other jurisdictions outside of Canada may have difficulty bringing actions and enforcing judgments against us, our directors or executive officers based on civil liability provisions of federal securities laws or other laws of the U.S. or any state thereof or the equivalent laws of other jurisdictions of residence. We are organized under the laws of Alberta, Canada. Some of our directors and officers, and some of the experts named from time to time in our filings, are residents of Canada or otherwise reside outside of the U.S. and all or a substantial portion of their and our assets, may be located outside of the U.S. As a result, it may be difficult for investors in the U.S. or outside of Canada to bring an action in the U.S. against our directors, officers or experts who are not residents in the U.S. It may also be difficult for an investor to enforce a judgment obtained in a U.S. court or a court of another jurisdiction of residence predicated upon the civil liability provisions of Canadian securities laws or U.S. federal securities laws or other laws of the U.S. or any state thereof against us or those persons.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Recently Issued Accounting Pronouncements

In January 2020, the FASB issued ASU 2020-01, Investments - Equity Securities (Topic 321), Investments - Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) (collectively, the "Topics"). This update is intended to clarify certain interactions between Topics which guide the accounting for certain equity securities and investments under the equity method of accounting. These amendments improve current GAAP by reducing diversity in practice and increasing comparability of the accounting for these interactions. This update is effective for us commencing with the annual period beginning after December 15, 2020, including interim periods within that year. We do not expect the adoption of this standard will have a significant impact on our financial statements.

DISCLOSURE OF OUTSTANDING SHARE DATA

Class A Shares

We are authorized to issue an unlimited number of Class A Shares without par value of which 99,395,048 Class A Shares were issued and outstanding as at the date hereof. Shareholders are entitled to receive notice of and attend all meetings of Shareholders, with each Class A Share held entitling the holder to one vote on any resolution to be passed at such Shareholder meetings. Shareholders are entitled to dividends if, as and when declared by the Board. Shareholders are entitled upon liquidation, dissolution or winding up of the Company to receive the remaining assets available for distribution to Shareholders.

Preferred Shares

We are authorized, subject to the limitations prescribed by law and our articles of incorporation, from time to time, to issue an unlimited number of serial preferred shares (the "Preferred Shares"); and to determine variations, if any, between any series so established as to all matters, including, but not limited to, the rate of dividend and whether dividends shall be cumulative or non-cumulative; the voting power of holders of such series; the rights of such series in the event of the dissolution of the Company or upon any distribution of the assets of the Company; whether the shares of such series shall be convertible; and such other designations, rights, privileges, and relative participating, optional or other special rights, and such restrictions and conditions thereon as are permitted by law. There are no Preferred shares issued or outstanding as of the date hereof.

Share Purchase Options

We maintain the 2012 Equity Incentive Plan (the "2012 Plan") which provides for the grant of stock options on up to 8.75 million Class A Shares. As of April 8, 2021, 2,073,435 of those options had been exercised and there were 4,679,565 options outstanding and 1,997,000 options available for grant. Grants are made for terms of up to ten years with vesting periods as required by the TSXV and as may be determined by a committee established pursuant to the 2012 Plan, or in certain cases, by the Board.

21

Stock options exercisable for common shares as of the date herein:

Expiry Date	Exercise Price	Number of Shares
June 9, 2021	$ 1.85	444,922
July 25, 2024	$ 3.26	250,000
June 29, 2025	$ 3.15	180,000
February 16, 2027	$ 2.39	3,369,643
May 1, 2027	$ 1.93	125,000
September 9, 2030	$ 1.75	125,000
September 25, 2030	$ 1.70	135,000
January 7, 2031	$ 1.75	50,000
Total Class A Shares issuable pursuant to stock options		4,679,565

Capital Structure

The following summarizes our share capital structure as of the date hereof:

Class A Shares outstanding	99,395,048
Shares issuable pursuant to the 2012 Equity Incentive Plan	4,679,565
Total shares outstanding, fully diluted	104,074,613

Additional Information

Additional information relating to our Company, including our Company's Annual Information Form, is on SEDAR at www.sedar.com.

22

Management’s Annual Report on Internal Control over Financial Reporting

The accompanying audited consolidated financial statements of Gold Reserve Inc. were prepared by management in accordance with accounting principles generally accepted in the United States, consistently applied and within the framework of the summary of significant accounting policies contained therein. Management is responsible for all information in the accompanying audited consolidated financial statements.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the U.S. Internal control over financial reporting includes:

•	maintaining records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
•	providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements in accordance with U.S. generally accepted accounting principles;
•	providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of our executive officers; and
•	providing reasonable assurance that unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements would be prevented or detected on a timely basis.

Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

Management, including the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2020 based on the framework established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2020.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2020 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

/s/ Rockne J. Timm	/s/ Robert A. McGuinness
Chief Executive Officer	Vice President-Finance and Chief Financial Officer
April 8, 2021	April 8, 2021

23

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Gold Reserve Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Gold Reserve Inc. and its subsidiaries (together, the Company) as of December 31, 2020 and 2019, and the related consolidated statements of operations and comprehensive loss, changes in shareholders' equity, and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

24

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Recognition of the receivable associated with the Venezuelan arbitration

As described in Notes 1 and 3 to the consolidated financial statements, in July 2016, the Company signed the July 2016 settlement agreement, (as amended, the "Settlement Agreement") with the Bolivarian Republic of Venezuela ("Venezuela"), whereby Venezuela agreed to pay the Company a total of approximately $1.032 billion which is comprised of $792 million to satisfy the arbitral award (the “Award”) (including interest) and $240 million for the purchase of the Company’s mining data related to the Brisas project (the "Mining Data") to be settled in a series of payments ending on or before June 15, 2019. The Company has received approximately $254 million pursuant to the Settlement Agreement with the remainder unpaid. As specified in the Settlement Agreement, the first $240 million received by the Company from Venezuela has been recognized as proceeds from the sale of the Mining Data. Any future payments received by Venezuela are made in relation to the Award. As of December 31, 2020, the amount owing to the Company in relation to the Award is approximately $778 million, excluding interest. The Company has not recognized an Award receivable or associated liabilities which include taxes, bonus plan and contingent value right payments in accordance with the Settlement Agreement, as management has not yet determined that payment from Venezuela is probable. The Award receivable and any associated liabilities will be recognized when, in management’s judgment, it is probable that payment from Venezuela will occur.

The principal considerations for our determination that performing procedures relating to the recognition of the receivable associated with the Venezuelan arbitration is a critical audit matter is that there was significant judgment made by management when determining if recognition was required, which in turn led to a higher degree of subjectivity in performing audit procedures to evaluate management’s assessment of the probability of future payments from Venezuela.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s process of assessing the basis for recognizing the Award receivable and associated liabilities under the Settlement Agreement. These procedures also included, among others, evaluating how management formulated their judgement as to the likelihood of future payments being made by Venezuela. This included considering publicly available information such as sanctions imposed against Venezuela by both the United States and Canadian governments, the current economic and political instability in Venezuela and the history of non-payment by Venezuela under the terms of the Settlement Agreement.

s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada

April 8, 2021

We have served as the Company's auditor since 2001.

25

GOLD RESERVE INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollars)

			December 31, 2020	December 31, 2019
ASSETS
Current Assets:
Cash and cash equivalents (Note 4)			$57,415,350	$61,822,137
Marketable securities (Note 5)			83,575	177,945
Income tax receivable (Note 10)			8,682,839	10,798,291
Prepaid expense and other			573,411	747,872
Total current assets			66,755,175	73,546,245
Property, plant and equipment, net (Note 6)			2,514,552	6,470,722
Right of use asset			165,576	251,984
Total assets			$69,435,303	$80,268,951
LIABILITIES
Current Liabilities:
Accounts payable and accrued expenses (Note 3)			$780,925	$728,790
Lease liability			92,819	85,516
Contingent value rights (Note 3)			60,242	–
Total current liabilities			933,986	814,306

Lease liability			77,093	169,911
Total liabilities			1,011,079	984,217

SHAREHOLDERS' EQUITY
Serial preferred stock, without par value
Authorized:	Unlimited
Issued:	None
Common shares (Note 11)			302,469,647	302,469,647
Class A common shares, without par value
Authorized:	Unlimited
Issued and outstanding:	2020…99,395,048	2019…99,395,048
Contributed surplus			20,625,372	20,625,372
Stock options (Note 9)			21,409,668	20,752,893
Accumulated deficit			(276,080,463)	(264,563,178)
Total shareholders' equity			68,424,224	79,284,734
Total liabilities and shareholders' equity			$69,435,303	$80,268,951

Contingencies (Note 3)

The accompanying notes are an integral part of the audited consolidated financial statements.

Approved by the Board of Directors:

/s/ James Michael Johnston /s/ James P. Geyer

26

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Expressed in U.S. dollars)

	For the Years Ended
	December 31,
	2020	2019
INCOME (LOSS)
Interest income	$294,277	$1,290,565
Loss on disposition of property, plant and equipment (Note 6)	(30,476)	–
Gain (loss) on marketable equity securities	5,756	(109,693)
Foreign currency gain	24,100	418,877
	293,657	1,599,749
EXPENSES
Corporate general and administrative (Notes 3 and 9)	5,147,333	5,306,335
Contingent value rights (Note 3)	59,549	262,549
Siembra Minera Project costs (Note 7)	1,568,741	5,190,833
Write-down of property, plant and equipment (Note 6)	3,749,531	6,067,967
Exploration costs	73,683	36,078
Legal and accounting	698,810	1,386,898
Arbitration and settlement (Note 3)	1,132,291	406,337
Equipment holding costs	470,364	437,557
	12,900,302	19,094,554

Net loss before income tax benefit	(12,606,645)	(17,494,805)
Income tax benefit (Note 10)	1,089,360	4,347,907

Net loss and comprehensive loss for the year	$(11,517,285)	$(13,146,898)

Net loss per share, basic and diluted	$(0.12)	$(0.13)

Weighted average common shares outstanding
Basic	99,395,048	99,395,048
Diluted	99,395,048	99,395,048

The accompanying notes are an integral part of the audited consolidated financial statements.

27

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the Years Ended December 31, 2020 and 2019

(Expressed in U.S. dollars)

			Contributed Surplus	Stock Options	Accumulated Deficit

	Common Shares
	Number	Amount
Balance, December 31, 2018	99,395,048	$ 378,009,884	$ 20,625,372	$ 20,721,850	$(251,416,280)
Net loss for the year	–	–	–	–	(13,146,898)
Stock option compensation (Note 9)	–	–	–	31,043	–
Return of capital (Note 11)	–	(75,540,237)	–	–	–
Balance, December 31, 2019	99,395,048	302,469,647	20,625,372	20,752,893	(264,563,178)
Net loss for the year	–	–	–	–	(11,517,285)
Stock option compensation (Note 9)	–	–	–	656,775	–
Balance, December 31, 2020	99,395,048	$ 302,469,647	$ 20,625,372	$ 21,409,668	$ (276,080,463)

The accompanying notes are an integral part of the audited consolidated financial statements.

28

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollars)

	For the Years Ended
	December 31,
	2020	2019
Cash Flows from Operating Activities:
Net loss for the year	$(11,517,285)	$(13,146,898)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock option compensation	656,775	31,043
Depreciation	124,267	131,594
Write-down of property, plant and equipment	3,749,531	6,067,967
Loss on disposition of property, plant and equipment	30,476	–
Loss on marketable equity and debt securities	(5,756)	109,693
Income tax recovery	(1,089,360)	(4,347,907)
Changes in non-cash working capital:
Decrease in income tax receivable	3,204,812	–
Net decrease in prepaid expense and other	174,461	860,826
Net increase in accounts payable and accrued expenses	113,270	19,713
Net cash used in operating activities	(4,558,809)	(10,273,969)
Cash Flows from Investing Activities:
Proceeds from disposition of marketable equity securities	100,126	–
Proceeds from sale of property, plant and equipment	98,649	–
Purchase of property, plant and equipment	(46,753)	(10,010)
Net cash provided by (used in) investing activities	152,022	(10,010)
Cash Flows from Financing Activities:
Return of capital	–	(75,540,237)
Net cash used in financing activities	–	(75,540,237)
Change in Cash and Cash Equivalents:
Net decrease in cash and cash equivalents	(4,406,787)	(85,824,216)
Cash and cash equivalents - beginning of year	61,822,137	147,646,353
Cash and cash equivalents - end of year	$57,415,350	$61,822,137

The accompanying notes are an integral part of the audited consolidated financial statements.

29

Note 1. The Company and Significant Accounting Policies:

Gold Reserve Inc. ("Gold Reserve," the "Company," "we," "us," or "our") is engaged in the business of acquiring, exploring and developing mining projects and was incorporated in 1998 under the laws of the Yukon Territory, Canada and continued to Alberta, Canada in September 2014.

Gold Reserve Inc. is the successor issuer to Gold Reserve Corporation which was incorporated in 1956. Management's primary activities are focused on the execution of the July 2016 settlement agreement, (as amended, the "Settlement Agreement") with the Bolivarian Republic of Venezuela ("Venezuela") in regards to the payment of the Award (as defined herein) and the acquisition of our Mining Data by Venezuela, identifying our legal options associated with the collection of the unpaid balance of the Award and developing our future operational strategies associated with post-sanctions development of the Siembra Minera Project.

The U.S. and Canadian governments have imposed various sanctions targeting Venezuela (the "Sanctions"). The Sanctions implemented by the U.S. government generally block all property of the Venezuelan government and state-owned/controlled entities such as Siembra Minera. In addition, U.S. Sanctions prohibit U.S. Persons (as defined by U.S. Sanction statutes) from dealing with Specially Designated Nationals ("SDNs") and targets corruption in, among other identified sectors, the gold sector of the Venezuela economy. The Sanctions implemented by the Canadian government generally include asset freezes and impose prohibitions on dealings, by Canadian entities and/or citizens as well as other individuals in Canada, with certain named Venezuelan officials under the Special Economic Measures (Venezuela) Regulations of the Special Economic Measures Act and the Justice for Victims of Corrupt Foreign Officials Regulations of the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law). In addition, on March 26, 2020, the U.S. government indicted Venezuelan President Nicolas Maduro and a number of key associates for human rights abuses and drug trafficking. (See Note 3, Arbitral Award, Settlement Agreement and Mining Data Sale and Note 7, Empresa Mixta Ecosocialista Siembra Minera, S.A.).

Basis of Presentation and Principles of Consolidation. These consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). The statements include the accounts of the Company, Gold Reserve Corporation and three Barbadian subsidiaries one of which was formed to hold our equity interest in Siembra Minera which is beneficially owned 55% by a Venezuelan state-owned entity and 45% by Gold Reserve. Our investment in Siembra Minera is accounted for as an equity investment. All subsidiaries are wholly owned. All intercompany accounts and transactions have been eliminated on consolidation. Our policy is to consolidate those subsidiaries where control exists. We have only one operating segment, the exploration and development of mineral properties.

Cash and Cash Equivalents. We consider short-term, highly liquid investments purchased with an original maturity of three months or less to be cash equivalents for purposes of reporting cash equivalents and cash flows. The cost of these investments approximates fair value. We manage the exposure of our cash and cash equivalents to credit risk by diversifying our holdings into various major financial institutions.

Exploration and Development Costs. Exploration costs incurred in locating areas of potential mineralization or evaluating properties or working interests with specific areas of potential mineralization are expensed as incurred. Development costs of proven mining properties not yet producing are capitalized at cost and classified as capitalized exploration costs under property, plant and equipment. Mineral property acquisition costs are capitalized and holding costs of such properties are charged to operations during the period if no significant exploration or development activities are being conducted on the related properties. Upon commencement of production, capitalized exploration and development costs would be amortized based on the estimated proven and probable reserves benefited. Mineral properties determined to be impaired or that are abandoned are written-down to the estimated fair value. Carrying values do not necessarily reflect present or future values.

30

Property, Plant and Equipment. Property, plant and equipment is recorded at cost and are depreciated on a straight-line basis over their estimated useful lives, except for equipment not yet placed into use. Included in property, plant and equipment is certain equipment, relating to the Brisas Project that is not being depreciated as it is not in use. The ultimate recoverable value of this equipment may be different than management's current estimate. We have additional property, plant and equipment which are recorded at cost less accumulated depreciation. Replacement costs and major improvements are capitalized. Maintenance and repairs are charged to expense as incurred. The cost and accumulated depreciation of assets retired or sold are removed from the accounts and any resulting gain or loss is reflected in operations. Furniture, office equipment and leasehold improvements are depreciated using the straight-line method over five to ten years. The remaining property, plant and equipment are fully depreciated.

Impairment of Long-Lived Assets. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the expected future net cash flows to be generated from the use or eventual disposition of a long-lived asset (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized based on a determination of the asset's fair value. Fair value is generally determined by discounting estimated cash flows based on market participant expectations of those future cash flows, or applying a market approach that uses market prices and other relevant information generated by market transactions involving comparable assets.

Foreign Currency. The U.S. dollar is our (and our foreign subsidiaries') functional currency. Monetary assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the rates of exchange in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historical rates and revenue and expense items are translated at average exchange rates during the reporting period, except for depreciation which is translated at historical rates. Translation gains and losses are included in the statement of operations.

Stock Based Compensation. We maintain an equity incentive plan which provides for the grant of stock options to purchase Class A common shares. We use the fair value method of accounting for stock options. The fair value of options granted to employees is computed using the Black-Scholes method as described in Note 9 and is expensed over the vesting period of the option. For non-employees, the fair value of stock-based compensation is recorded as an expense over the vesting period or upon completion of performance. Consideration paid for shares on exercise of stock options, in addition to the fair value attributable to stock options granted, is credited to capital stock. Stock options granted under the plan become fully vested and exercisable upon a change of control.

Income Taxes. We use the liability method of accounting for income taxes. Deferred tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those amounts reported in the financial statements. The deferred tax assets or liabilities are calculated using the enacted tax rates expected to apply in the periods in which the differences are expected to be settled. Deferred tax assets are recognized to the extent that they are considered more likely than not to be realized.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net Income (Loss) Per Share. Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of Class A common shares outstanding during each period. Diluted net income per share reflects the potentially dilutive effects of outstanding stock options. In periods in which a loss is incurred, the effect of potential issuances of shares under stock options and convertible notes would be anti-dilutive, and therefore basic and diluted losses per share are the same in those periods.

Marketable Securities. The Company's marketable securities consist of equity securities, which are reported at fair value with changes in fair value included in the statement of operations.

Equity accounted investments. Investments in incorporated entities in which the Company has the ability to exercise significant influence over the investee are accounted for by the equity method.

Financial Instruments. Marketable securities are measured at fair value at each reporting date, with the change in value recognized in the statement of operations as a gain or loss. Cash and cash equivalents, deposits, advances and receivables are accounted for at amortized cost which approximates fair value. Accounts payable and contingent value rights are recorded at amortized cost which approximates fair value.

31

Note 2. New Accounting Policies:

Recently issued accounting pronouncements

In January 2020, the FASB issued ASU 2020-01, Investments - Equity Securities (Topic 321), Investments - Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815). This update is intended to clarify certain interactions between Topics which guide the accounting for certain equity securities and investments under the equity method of accounting. These amendments improve current GAAP by reducing diversity in practice and increasing comparability of the accounting for these interactions. This update is effective for us commencing with the annual period beginning after December 15, 2020, including interim periods within that year. The adoption of this standard will not have a significant impact on our financial statements.

Note 3. Arbitral Award, Settlement Agreement and Mining Data Sale:

In October 2009 we initiated a claim (the "Brisas Arbitration") under the Additional Facility Rules of the International Centre for the Settlement of Investment Disputes ("ICSID") to obtain compensation for the losses caused by the actions of Venezuela that terminated our previous mining project known as the "Brisas Project." On September 22, 2014, we were granted an Arbitral Award (the "Award") totaling $740.3 million.

In July 2016, we signed the Settlement Agreement, subsequently amended, whereby Venezuela agreed to pay us a total of approximately $1.032 billion which is comprised of $792 million to satisfy the Award (including interest) and $240 million for the purchase of our mining data related to the Brisas Project (the "Mining Data") and was to be settled in a series of payments ending on or before June 15, 2019. As agreed, the first $240 million received by Gold Reserve from Venezuela has been recognized as proceeds from the sale of the Mining Data.

To date, the Company has received payments of approximately $254 million pursuant to the Settlement Agreement. The remaining unpaid amount due from Venezuela pursuant to the Settlement Agreement, which is now delinquent, totals approximately $900 million (including interest of approximately $122 million) as of December 31, 2020. In relation to the unpaid amount due from Venezuela, the Company has not recognized an Award receivable or associated liabilities which include taxes, bonus plan and contingent value right payments in accordance with the Settlement Agreement, as management has not yet determined that payment from Venezuela is probable. The Award receivable and any associated liabilities will be recognized when, in management’s judgment, it is probable that payment from Venezuela will occur.

The interest rate provided for on any unpaid amounts pursuant to the Award is specified as LIBOR plus two percent. In 2017, U.K.’s Financial Conduct Authority announced that LIBOR will be phased out of existence as a dependable index for variable interest rates no later than December 31, 2021. Working groups assembled by the U.S. Federal Reserve have identified the Secured Overnight Funding Rate ("SOFR") as the preferred replacement for LIBOR. If and when it is possible to engage with the Venezuelan government, we plan to negotiate with Venezuela as to an appropriate replacement or, alternatively, petition the court responsible for the enforcement of our Award judgement to rule on a new interest rate benchmark. There is no assurance that we will be successful in such efforts.

In addition to other constraints, the Sanctions restrict the Company from working with those Venezuelan government officials responsible for the payment and transfer of funds associated with the Settlement Agreement which adversely impacts our ability to collect the remaining balance of the Award plus interest and/or amounts due pursuant to the Settlement Agreement from Venezuela. The Company, with counsels’ assistance, continues to evaluate and pursue various options in regard to the Award and the Settlement Agreement.

In March 2020, the U.S. Congress passed legislation which allows companies to carryback net operating losses incurred in 2018, 2019 and 2020 to offset income earned in prior years. In response to this legislation, management reduced its estimate of the U.S. related income tax due on amounts received in 2018 from the sale of Mining Data. The effect of this change in estimate was to increase the net proceeds subject to the CVR and the Bonus Plan and as a result, the Company recorded an increase in its obligation to the CVR holders and Bonus Plan participants by approximately $60 thousand and $70 thousand, respectively.

32

We have Contingent Value Rights ("CVRs") outstanding that entitle the holders to an aggregate of 5.466% of certain proceeds from Venezuela associated with the collection of the Award and/or sale of Mining Data or an enterprise sale (the "Proceeds"), less amounts for certain specified obligations (as defined in the agreement), as well as a bonus plan as described below. As of December 31, 2020, the total cumulative estimated obligation due pursuant to the terms of the CVR from the sale of the Mining Data and collection of the Award was approximately $10.0 million, of which approximately $60 thousand remains payable to CVR holders.

We maintain a bonus plan (the "Bonus Plan") which is intended to compensate the participants, including executive officers, employees, directors and consultants for their past and present contributions to the Company. The bonus pool under the Bonus Plan is comprised of the gross proceeds collected or the fair value of any consideration realized less applicable taxes multiplied by 1.28% of the first $200 million and 6.4% thereafter. As of December 31, 2020, the total cumulative estimated obligation pursuant to the terms of the Bonus Plan from the sale of the Mining Data and collection of the Award was approximately $4.4 million, of which approximately $70 thousand remains payable to Bonus Plan participants.

Due to U.S. and Canadian Sanctions and the uncertainty of transferring the remaining amounts due from Venezuela to bank accounts outside of Venezuela, management only considers those funds received by the Company into its North American bank accounts as funds available for purposes of the CVR and Bonus Plan cash distributions.

Following receipt, if any, of additional funds pursuant to the Settlement Agreement and after applicable payments to CVR holders and Bonus Plan participants, we expect to distribute to our shareholders a substantial majority of any remaining amounts, subject to applicable regulatory requirements and retaining sufficient reserves for operating expenses, contractual obligations, accounts payable and income taxes, and any obligations arising as a result of the collection of the remaining amount owed by Venezuela (See Note 11, Return of Capital).

Note 4. Cash and Cash Equivalents:

	December 31,	December 31,
	2020	2019
Bank deposits	$9,457,061	$31,499,893
Short term investments	47,958,289	30,322,244
Total	$57,415,350	$61,822,137

Short term investments include money market funds and US treasury bills which mature in three months or less.

Note 5. Marketable Securities:

	December 31,	December 31,
	2020	2019
Equity securities
Fair value and carrying value at beginning of year	$177,945	$287,638
Increase (decrease) in fair value	5,756	(109,693)
Disposals during the year	(100,126)	–
Fair value and carrying value at balance sheet date	$83,575	$177,945

33

Marketable equity securities are classified as trading securities and accounted for at fair value, based on quoted market prices with unrealized gains or losses recorded in the Consolidated Statements of Operations.

Accounting Standards Codification ("ASC") 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: Level 1 inputs are quoted prices in active markets for identical assets or liabilities, Level 2 inputs are inputs other than quoted prices included within Level 1 that are directly or indirectly observable for the asset or liability and Level 3 inputs are unobservable inputs for the asset or liability that reflect the entity's own assumptions. The fair values of the Company's marketable equity securities as at the balance sheet date are based on Level 1 inputs.

Note 6. Property, Plant and Equipment:

		Accumulated
	Cost	Depreciation	Net
December 31, 2020
Machinery and equipment	$1,858,959	$–	$1,858,959
Furniture and office equipment	421,432	(286,083)	135,349
Transportation equipment	326,788	(165,338)	161,450
Leasehold improvements	29,390	(20,596)	8,794
Mineral property	350,000	–	350,000
	$2,986,569	$(472,017)	$2,514,552

		Accumulated
	Cost	Depreciation	Net
December 31, 2019
Machinery and equipment	$5,609,567	$–	$5.609,567
Furniture and office equipment	479,579	(360,224)	119,355
Transportation equipment	491,025	(132,827)	358,198
Leasehold improvements	51,658	(18,056)	33,602
Mineral property	350,000	–	350,000
	$6,981,829	$(511,107)	$6,470,722

Machinery and equipment consists of infrastructure equipment and a semi-autogenous grinding (SAG) mill originally intended for use on the Brisas Project. We evaluate our equipment to determine whether events or changes in circumstances have occurred that may indicate that the carrying amount may not be recoverable. We regularly obtain comparable market data for similar equipment as evidence that fair value less cost to sell is in excess of the carrying amount. During the fourth quarter of 2020, the Company determined that the value of the motor for the SAG mill had declined to the extent that it should be disposed of in order to reduce equipment holding cost and accordingly it was written down to scrap value. The Company recorded impairment write-downs of property, plant and equipment of $3.7 million and $6.1 million during the years ended December 31, 2020 and 2019, respectively. Additionally, during the year ended December 31, 2020, the Company disposed of property, plant and equipment with a carrying value of $129,125 and recorded a loss of $30,476.

34

Note 7. Empresa Mixta Ecosocialista Siembra Minera, S.A.:

In October 2016, together with an affiliate of the government of Venezuela, we established Siembra Minera. The primary purpose of this entity is to develop the Siembra Minera Project, as defined below.

Siembra Minera is beneficially owned 55% by Corporacion Venezolana de Mineria, S.A., a Venezuelan government corporation, and 45% by Gold Reserve. Siembra Minera (pursuant to the agreement which governs the formation and operation of Siembra Minera) holds certain gold, copper, silver and other strategic mineral rights (primarily comprised of the Brisas and Las Cristinas concessions) contained within Bolivar State comprising the Siembra Minera Project (which has a twenty year term with two ten year extensions) and is, among other things authorized, via current or future Presidential Decrees and Ministerial resolutions, to carry on its business, pay a net smelter return royalty to Venezuela on the future sale of gold, copper, silver and any other strategic minerals over the life of the Siembra Minera Project and provide net profits participation based on the sales price of gold per ounce. A number of authorizations, which still have not been provided by the current administration, are critical to the future operation and economics of the Siembra Minera Project. Pursuant to the Settlement Agreement, both parties will retain their respective interest in Siembra Minera in the event all of the agreed upon Settlement Agreement payments are not made by Venezuela.

On March 16, 2018, the Company announced the completion of a technical report for the Preliminary Economic Assessment ("PEA") for the Siembra Minera Project in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects which included, among other information, resource estimates, pit design, mine plan, flowsheet design, design criteria, project layout, infrastructure requirements, capital and operating estimates. The Company has directly incurred the costs associated with the Siembra Minera Project Minera which, beginning in 2016 through December 31, 2020, amounted to a total of approximately $21.0 million. The Siembra Minera Project expenditures primarily include costs associated with the completion of the PEA that included a number of engineering, environmental and social third party advisors as well as costs associated with a number of social work programs in the vicinity of the Siembra Minera Project, which are expensed as incurred and classified within "Siembra Minera Project Costs" in the Consolidated Statements of Operations. Project expenditures incurred in 2020 include costs associated with the preservation of our technical competency through the retention of technical consultants, work related to compliance and reporting obligations, maintenance of the technical data base, and ongoing costs of social work programs.

In addition to other constraints, the Sanctions restrict the Company from working with those Venezuelan government officials responsible for the operation of Siembra Minera and the development of the Siembra Minera Project which, until Sanctions are lifted, obstructs our ability to develop the Siembra Minera Project as originally planned.

Note 8. KSOP Plan:

The KSOP Plan was originally adopted in 1990 and was most recently restated effective January 1, 2017. The purpose of the KSOP Plan is to offer retirement benefits to eligible employees of the Company. The KSOP Plan provides for a salary deferral or “401(k)” component, a non-elective contribution of 3% of each eligible Participant’s annual compensation and discretionary contributions. Allocation of Class A common shares or cash to participants' accounts, subject to certain limitations, is at the discretion of the Board. In the 2020 Plan year, the Compensation Committee of the Board recommended that Class A common shares with a fair value of approximately $170,000 be contributed to participants in the KSOP Plan. The shares are expected to be contributed to participants in April 2021. During the 2019 Plan year, the Company made cash contributions to Plan participants totaling approximately $171,000.

35

Note 9. Stock Based Compensation Plans:

Equity Incentive Plans

The Company's equity incentive plan provides for the grant of stock options to purchase up to a maximum of 8,750,000 of the Class A common shares. As of December 31, 2020, there were 2,047,000 options available for grant. Grants are made for terms of up to ten years with vesting periods as required by the TSXV and as may be determined by a committee of the Board established pursuant to the equity incentive plan.

Stock option transactions for the years ended December 31, 2020 and 2019 are as follows:

	2020		2019
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding - beginning of period	4,369,565	$ 3.09	4,554,565	$ 3.11
Options granted	260,000	1.72	-	-
Options expired	-	-	(185,000)	3.43
Options outstanding - end of period	4,629,565	$ 2.36	4,369,565	$ 3.09

The following table relates to stock options at December 31, 2020:

	Outstanding Options				Exercisable Options
Exercise Price	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (Years)	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (Years)
$1.70 - $1.93	829,922	$1.82	$ -	4.23	739,921	$1.84	$ -	3.56
$2.39 - $2.39	3,369,643	$2.39	-	6.13	3,369,643	$2.39	-	6.13
$3.15 - $3.26	430,000	$3.21	-	3.95	430,000	$3.21	-	3.95
$1.70 - $3.26	4,629,565	$2.36	$ -	5.59	4,539,564	$2.38	$ -	5.50

In the third quarter of 2020, in order to reflect the decrease in the market price of the Class A Shares as a result of the return of capital transaction that was completed in 2019, the Company reduced the exercise price of 4,369,565 previously granted options of 17 option holders. The exercise price was reduced to the higher of: (i) the original exercise price of each option less $0.76; or (ii) the closing price on the principal market of the Class A Shares on the day prior to the re-pricing becoming effective. Approval of Shareholders was given with respect to the stock options granted to Company insiders. The re-pricing was accounted for as a modification under ASC 718 and the Company recorded non-cash compensation expense of approximately $500,000 which represents the increase in the fair value of the options as a result of the re-pricing.

The Company granted 260,000 and NIL options during the years ended December 31, 2020 and 2019, respectively. The Company recorded non-cash compensation during years ended December 31, 2020 and 2019 of approximately $700,000 and $31,000, respectively for stock options granted in current and prior periods.

36

The weighted average fair value of the options granted in 2020 was calculated as $0.72. The fair value of options granted was determined using the Black-Scholes model based on the following weighted average assumptions:

Risk free interest rate	0.26%
Expected term	5.0 years
Expected volatility	49%
Dividend yield	nil

The risk free interest rate is based on the US Treasury rate on the date of grant for a period equal to the expected term of the option. The expected term is based on historical exercise experience and projected post-vesting behavior. The expected volatility is based on historical volatility of our common stock over a period equal to the expected term of the option.

Change of Control Agreements

The Company maintains change of control agreements with certain officers and employees. A Change of Control is generally defined as one or more of the following: the acquisition by any individual, entity or group, of beneficial ownership of 25 percent of the voting power of the Company’s outstanding Common Shares; a change in the composition of the Board that causes less than a majority of the current directors of the Board to be members of the incoming board; reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company; liquidation or dissolution of the Company; or any other event the Board reasonably determines constitutes a Change of Control. As of December 31, 2020, the amount payable under the change of control agreements, in the event of a Change of Control, was approximately $6.7 million, which has not been recognized herein as no event of a change of control has been triggered as of the date of this report.

Note 10. Income Tax:

Income tax benefit for the years ended December 31, 2020 and 2019 differs from the amount that would result from applying Canadian tax rates to net income before taxes. These differences result from the items noted below:

	2020		2019
	Amount	%	Amount	%
Income tax benefit based on Canadian tax rates	$ 3,151,661	25	$ 4,373,701	25
Increase (decrease) due to:
Different tax rates on foreign subsidiaries	(382,207)	(3)	(305,766)	(2)
Non-deductible expenses	(155,633)	(1)	(81,592)	-
Worthless subsidiary stock write-off	-	-	4,347,907	25
Change in valuation allowance and other	(1,524,461)	(12)	(3,986,343)	(23)
	$ 1,089,360	9	$ 4,347,907	25

The Company recorded income tax benefit of $1.1 million and $4.3 million for the years ended December 31, 2020 and 2019, respectively. We have recorded a valuation allowance to reflect the estimated amount of the deferred tax assets which may not be realized, principally due to the uncertainty of utilization of net operating losses and other carry forwards prior to expiration. The valuation allowance for deferred tax assets may be reduced in the near term if our estimate of future taxable income changes. As part of the US government response to the COVID-19 pandemic, the U.S. Congress passed the CARES act in late March 2020 which, among other things, allows companies to carryback losses incurred in 2018, 2019 and 2020. The Company’s U.S. taxable losses incurred in 2020 and 2019 will be carried back to offset taxable income in 2018. The Company has an income tax receivable of $8.7 million related to the carryback of losses as noted above and prior year overpayments including $4.3 million recorded during the year ended December 31, 2019, resulting from revisions to management's estimates of the timing and amount of deductions available to the Company's U.S. subsidiary associated with the write-off of certain subsidiaries primarily related to the Company's previous investment in the Brisas Project.

37

The components of the Canadian and U.S. deferred income tax assets and liabilities as of December 31, 2020 and 2019 were as follows:

	December 31,
	2020	2019
Deferred income tax assets
Net operating loss carry forwards	$35,650,114	$34,569,939
Property, Plant and Equipment	5,676,072	4,742,961
Other	1,638,122	1,623,503
	42,964,308	40,936,403
Valuation allowance	(42,958,243)	(40,915,022)
	$6,065	$21,381

Deferred income tax liabilities
Other	(6,065)	(21,381)
Net deferred income tax asset	$-	$-

At December 31, 2020, we had the following Canadian tax loss carry forwards stated in U.S. dollars:

Expires
$ 2,049,189	2026
3,803,028	2027
14,495,410	2028
13,737,408	2029
16,971,803	2030
19,004,491	2031
5,514,008	2032
8,016,234	2033
9,288,022	2034
13,257,966	2035
15,762,327	2036
11,886,957	2037
1,137,549	2038
2,964,778 4,711,285	2039 2040
$ 142,600,455

Note 11. Return of Capital:

In June 2019, the Company completed a return of capital transaction by way of a court-approved plan of arrangement transaction under the Business Corporations Act (Alberta) which required approval by the Alberta Court of Queen’s Bench and at least two-thirds of the votes of shareholders. Pursuant to the plan of arrangement, the Company returned to holders of its Class A common shares approximately $76 million or $0.76 per Class A Share.

38

CORPORATE INFORMATION

Officers and Directors

James H. Coleman

Executive Chairman and Director

Rockne J. Timm

Chief Executive Officer and Director

A. Douglas Belanger

President and Director

Robert A. McGuinness

Vice President of Finance and CFO

James P. Geyer

Director

Yves M. Gagnon

Director

Robert A. Cohen

Director

James Michael Johnston

Director

Annual Meeting

The 2021 Annual Meeting will be held at 9:30 a.m. on November 18, 2021

999 W. Riverside Avenue

Suite 401

Spokane, Washington 99201 USA

Share Information

Number of Shareholders

Approximately 8,000

Common Shares Issued October 5, 2021

Class A common– 99,547,710

Purchase Options– 7,218,393

Securities Listing/Quote

Canada– The TSX Venture Exchange:

GRZ.V

United States– OTCQX:

GDRZF

Transfer Agent

Computershare Trust Company, Inc.

Toronto, Ontario Canada

Greenwod Village, CO USA

Registered Agent

Norton Rose Fulbright Canada LLP

Calgary, Alberta Canada

Office

Corporate

999 W. Riverside Avenue

Suite 401

Spokane, WA 99201

Ph: (509) 623-1500

Fx: (509) 623-1634

Bankers

Bank of America

Spokane, Washington USA

Bank of Montreal

Vancouver, BC Canada

Bank of China

Toronto, ON Canada

Canaccord Genuity

Toronto, ON Canada

TD Commercial Bank

Calgary, AB Canada

Auditor

PricewaterhouseCoopers LLP

Vancouver, BC Canada

Counsel

Norton Rose Fulbright LLP

Toronto, Ontario Canada

Baker & McKenzie LLP

Houston, Texas USA

King & Spalding LLP

Houston, Texas USA

McCarthy Tétrault LLP

Toronto, Ontario Canada

39